NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010700

March 1, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/1/10

David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: AT&T Inc.
Incoming letter dated December 21, 2009

Dear Mr. Harms:

This is in response to your letters dated December 21, 2009 and January 31, 2010 concerning the shareholder proposal submitted to AT&T by Trillium Asset Management Corporation on behalf of Jane Brown and Calvert Asset Management Company, Inc. We also have received letters from Trillium Asset Management Corporation dated January 21, 2010 and February 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
2940 SE Woodward Street
Portland, OR 97202

Ivy Wafford Duke
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

March 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 21, 2009

The proposal seeks a report by the Public Policy Committee of the board re-examining AT&T's policy position and discussing how AT&T could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of AT&T's policies on customers, communities and society.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T ordinary business operations. In this regard, we note that the proposal relates to AT&T's policy position on net neutrality, which we do not believe is a significant social policy issue. *See Yahoo! Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

February 8, 2010

VIA e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. December 21, 2009 Request to Exclude Shareholder Proposal of Trillium Asset Management Corporation filed on Behalf of Jane Brown

Dear Sir/Madam:

This letter is submitted on behalf of Jane Brown and Trillium Asset Management Corporation, as her designated representative in this matter, (hereinafter referred to as "Proponent"), who is beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, and is a response to the Company's second letter on this matter, dated January 31, 2010. A copy of this letter is being e-mailed concurrently to AT&T's counsel David Harms, Esq. at harmsd@sullcrom.com.

Mindful of the large number of no-action letter requests the Staff is now considering and the need for conciseness, we would respectfully like to address the Company's latest assertions as briefly as possible. In doing so, we reiterate the points made in our January 21, 2010 letter and incorporate it herein.

The Company has not Established the Proposal does not Focus on a Significant Policy Issue, Nor Does it Demonstrate that the Proposal Seeks to Micromanage the Company to Such a Degree That Exclusion is Appropriate

We believe the Company is asserting an interpretation of the ordinary business exclusion that is not in accord with the rule as articulated by the courts, the Commission, and most recently by the Staff in *Tyson Foods, Inc.* (December 15, 2009). Both the Commission, in its 1976 Interpretive Release, and the court in *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), have clearly pointed out "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal could be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration***." *Id.* (emphasis added)

We do not quibble with the assertion that the issue of network neutrality could involve the day-to-day operations of AT&T. That is self-evident as "all proposals could be seen as involving some aspect of day-to-day business operations." *Id.* But that is not the question before us. The question is whether "***proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

And it would appear from the Company's letter, that such widespread public debate is occurring:

> ...nor has there developed any definitive consensus view as to how the net neutrality issue should be addressed. Net neutrality remains a highly complex, **multi-faceted issue with a range of consequences for the Internet, customers and the public**. Rather than having pronounced conclusive judgment on the issue, the **FCC is in the midst of a rule-making proceeding** relating to net neutrality and related issues, and has received **extensive comments** from a **wide range** of interested parties ...[1] (emphasis added).

Or on page four of the Company's letter: "The Company recognizes that **net neutrality is frequently discussed among lawmakers, regulators and the media**." (emphasis added). This is essentially a definitional example of a significant policy issue that transcends the day-to-day affairs of the company. And since our letter of January 21, 2010 there is even further evidence of why the issues raised in the Proposal are significant policy issues confronting the Company.[2]

On January 22, 2010, FCC Commissioner Mignon Clyburn, during a speech at the Minority Media and Telecommunications Council's Social Justice summit, discussed "how important – how essential – it is for traditionally underrepresented groups to maintain the low barriers to entry that our current open Internet provides."[3]

And just this week, President Obama made his views on net neutrality clear saying "I'm a big believer in Net Neutrality." The President went on to say:

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[1] AT&T letter of January 31, 2010 at page 3.

[2] *Id.* at page 4.

[3] http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-295888A1.pdf.

> I campaigned on this. I continue to be a strong supporter of it. My FCC Chairman Julius Genachowski has indicated that he shares the view that we've got to keep the Internet open, that we don't want to create a bunch of gateways that prevent somebody who doesn't have a lot of money but has a good idea from being able to start their next YouTube or their next Google on the Internet.
>
> This is something we're committed to. We're getting pushback, obviously, from some of the bigger carriers who would like to be able to charge more fees and extract more money from wealthier customers. But we think that runs counter to the whole spirit of openness that has made the Internet such a powerful engine for not only economic growth, but also for the generation of ideas and creativity.[4]

Significant policy issues are issues that policy leaders – like FCC commissioners, the Secretary of State, members of Congress, and the President – speak up on regularly. Given the high profile the President has given questions surrounding how companies like AT&T are addressing net neutrality, it is beyond any reasonable argument that the issue has transcended the day-to-day affairs of the Company.

It does not matter if one year, three years or five years has passed since the Staff last considered the issues. The question is whether the company can establish today the subject matter of the proposal does not focus on a significant policy issue confronting the company. As demonstrated at length in our letter of January 21, 2010, there is extensive evidence that it does focus on a significant policy issue.

Over one hundred thousand companies, organizations, and individuals have made public statements on the issue. Regulators, legislators, presidential candidates and governors have also taken a keen interest in the issue as they contemplate legislation and rules. Media outlets have described the issue as the "biggest telecom regulatory fight in more than a decade" and the debate as having reached "a fevered pitch." Lobbying around the issue has escalated considerably on both sides and the financial stakes over policy decisions reach into the tens of billions of dollars, if not more. The debate has also transcended political boundaries and is the subject of considerable interest in Europe. A senior AT&T official has even engaged in a strong exchange of rhetoric with the White House. In this context, there should be little doubt that the subject of a free and open Internet is a significant policy issue. And the Company has provided no evidence in its letter of January 31, 2010 to contradict or dispute our argument on this point.

With respect to the Company's arguments on micromanagement or the appropriateness of asking a Company to re-examine its position on an significant policy issue, we would argue that this is exactly what shareholder proposals often do. Consider, for example, *Exxon Mobil Corporation* (Mar. 23, 2000), where the staff denied a no-action request concerning a proposal which asked

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[4] http://www.youtube.com/watch?v=mP01t0Z4Hr8.

the company to adopt a policy of promoting renewable energy sources, develop plans to help bring bioenergy and other renewable energy sources into the company's energy mix and advise shareholders on its efforts. The staff rejected the company's ordinary business argument that the proposal related to the company's core business decisions. The proponents prevailed with their argument that the proposal involved significant policy issues because the use and availability of fossil fuels were topics of public debate and political attention. What question could be more central to an oil company like Exxon Mobil.

This is precisely the situation presented by the Proposal now before the Staff. Yes, we are focusing attention on the core of the Company's business, but the question is whether the Proposal also focuses on a significant policy issue. The answer is yes.

Also see, for example, *PepsiCo, Inc.*, (January 24, 2000), in which a no-action request was denied on a proposal that the board adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company, where feasible, until long-term testing has shown they are not harmful was permissible.

Both of these cases demonstrate that it is appropriate for shareholders to include in the proxy proposals which call into question decisions made by the company with respect to its core product line. Similarly, it is appropriate for us to file a proposal which draws attention to the Company's policies related to its business as an internet service provider.

The Company has not Established that it has Substantially Implemented the Proposal Because It Fails to Demonstrate that the Board has Re-examined its Position on a Free and Open Internet and Has Otherwise Been Unwilling to Discuss Publicly its Social Responsibilities on the Issue

Shareholders who are also fiduciaries, such as many of AT&T's shareholders, have a fiduciary duty to ensure that the board has sufficient information to carry out is responsibilities to oversee management. As long-term shareholders which recognize, like President Obama and many policy leaders, that the free and open architecture of the Internet is critical to the health and wellbeing of the economy (and therefore the risk adjusted return of our widely diversified portfolios) and our society, it is our responsibility to ensure that the board is adequately considering the social responsibility of its policies and practices.

Therefore it is not sufficient for the Company, in this case management, to say in effect trust us we take our corporate responsibility on this issue seriously. The Company has made every indication that it is not inclined to discuss publicly the issues of freedom of association and speech, minority representation, and others that we have raised. Accordingly we are taking reasonable steps to ensure that the board has the social responsibility information before it to carry out its oversight of management on this significant policy issue.

Accordingly the Proposal requests a report:

> re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

It is evident in multiple ways that the Company has not already acted favorably on this request. To begin, the Company is equating the word "consumer" with the phrase "social responsibility," a far broader concept with important implications for the Company and our nation. Network neutrality is a civil rights issue, as illustrated by comments of FCC Commissioner Clyburn. It is a freedom of association issue, as argued only weeks ago by Secretary of State Clinton. It is a critical concern, as one proposed Congressional bill puts it, for "all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications."

Or, as FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

By contrast, nowhere, not even in its January 31, 2010 letter, does AT&T provide a discussion of its view of network neutrality in light of its corporate responsibilities to our society. The Company's recent Comments filed with the FCC – which it offers as evidence of substantial implementation of the proposal – boldly assert that network neutrality is an "elitist movement posing as populism. It is also an elitist movement without any coherent economic foundation."[5]

With regard to freedom of expression, AT&T's principal argument in the FCC Comments relates to the impact of the proposed rules on *the Company's* freedom of expression.[6] (Emphasis added.) And further, the Company argues, the proposed FCC rules would "create an uncompensated taking of broadband networks in pursuit of ***dubious social objectives***."[7] (Emphasis added.)

Dubious social objectives? By what standard do the filers of the Company's FCC comment make such a judgment? Was this conclusion reached after receiving the considered and complete advice of the Public Policy Committee? There is no evidence that it was. (In fact, the most common use of the word "social" by the Company in its FCC comment relates to "social" media networks such as Facebook and My Space.) The Proposal seeks to have a discussion regarding "social" responsibilities addressed by the corporate body best qualified to do so – the board's

[5] Coments of AT&T Inc. before the Federal Communications Commission, January 2010. Page 138. http://fjallfoss.fcc.gov/ecfs/document/view?id=7020377217.

[6] *Id.* pages 235 – 244.

[7] *Id.* page 17.

Public Policy Committee.

There is also no discussion about how these issues effect its reputation – a specific item in the Proposal. AT&T has a very prominent and valuable brand name, which is also extremely vulnerable. Where is the discussion of the Company's reputation and how it can be impacted by its adversarial position on this significant policy issue? By all indications, there is none.

As required by the rule, we are not asking shareholders to opine on a matter the Company has already acted favorably upon – it clearly has not. For the Company to have already acted favorably upon this request, it would have to establish that the Public Policy Committee has taken the opportunity to reflect upon AT&T's policy position in light of its corporate social responsibilities. There is no evidence that this has occurred. There is no discussion anywhere about the social responsibilities that come with the critical role that AT&T plays as a lynchpin in the enormous social good which is the Internet. For these reasons we request the Staff conclude the Company has not met its burden of establishing it has substantially implemented the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above and in our letter of January 21, 2010, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it raises that issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
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January 31, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Stockholder Proposal of Trillium Asset Management Corp. on behalf of Jane Brown

Ladies and Gentlemen:

In our letter dated December 21, 2009, we asked the SEC Staff to concur in our view that AT&T Inc. ("AT&T" or the "Company") may omit the stockholder proposal (the "Proposal") submitted by Jonas Kron of Trillium Asset Management Corporation on behalf of Jane Brown (the "Proponent") from the proxy statement and proxy card for the Company's 2010 annual meeting.[1] In a letter dated January 21, 2010 (the "Trillium Reply Letter"), Mr. Kron asked the Staff not to grant the Company's request. On behalf of AT&T, we write to rebut Mr. Kron's principal arguments and to renew AT&T's request to omit the Proposal from its 2010 proxy statement in reliance on items (i)(7) and (i)(10) of Rule 14a-8, which permit exclusion of proposals that deal with ordinary business operations or have been substantially implemented.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter, together with the Trillium Reply Letter, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have sent copies of this letter to Mr. Kron, the Proponent's designated contact.

Although the Trillium Reply Letter sets forth many assertions, we do not believe it is necessary to address all of them and instead will focus on the two central arguments

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1 The Staff permitted AT&T to exclude Calvert Asset Management Company, Inc. as a co-proponent of the Proposal under Rule 14a-8(e)(2), in a letter dated January 4, 2010,

made in the letter. As described below, the Trillium Reply Letter's main point is that the Staff should reverse its previously stated position that stockholder proposals dealing with Internet network management practices relating to net neutrality may be excluded because they deal with ordinary business operations. The Trillium Reply Letter makes no attempt to demonstrate why the Company's Internet network management practices no longer involve ordinary business operations and, as noted below, is aimed at making the Company "re-examine" – i.e., change – its policy position on "net neutrality." As the Proponent reveals, the purpose of the Proposal is really to make the Company start over in formulating its policy position on net neutrality, reversing years of extensive, detailed review of the many complex business, financial, regulatory and operational issues that management has undertaken in developing the Company's policy. For this reason, we believe the Proposal would interfere with the ordinary business operations of the Company and may be excluded under item (i)(7) of Rule 14a-8.

The Trillium Reply Letter also argues that the Company has not substantially implemented the Proposal, despite the Company's comprehensive public statements on net neutrality, because such statements are not a "re-examination" of the Company's policy. The Trillium Reply Letter provides no specifics about what, if anything, a new report would or could add to the public record and reveals that, at bottom, the Proposal is really intended to force the Company back to square one in developing its policy on net neutrality. The Company's extensive public statements about its policy position, particularly its recent public submission to the Federal Communications Commission ("FCC") described in Part II below, fully set forth the information requested by the Proposal, and no proper purpose would be served by requiring the Company to embark on the development of yet another public statement of its position. For this reason, we believe the Proposal has been substantially implemented and may also be excluded under item (i)(10) of Rule 14a-8.

I. The Proposal Relates to Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7)

At its core, the Trillium Reply Letter asks the Staff to reverse its previously stated – and in our view correct – position that stockholder proposals relating to Internet network management practices may be excluded as ordinary business operations by arguing that, "while in 2006 and 2007 the issue may not have been deemed a significant policy issue, in 2009 it attracted dramatically greater attention." As we described in our December 21 letter, the Staff has previously recognized that a company's Internet network management practices and its policy position on net neutrality are properly a management function that is not subject to stockholder oversight, and the Staff has allowed companies to exclude proposals requesting reports on issues related to net neutrality. See Letters regarding *Microsoft Corp.* (September 29, 2006) and *Yahoo! Inc.* (April 5, 2007). The Trillium Reply Letter acknowledges that this has been the position of the Staff historically but argues that this year, at least with respect to the Proposal, this position is no longer valid and should be reversed. However, the Trillium Reply Letter ignores the fact that the same argument was advanced by the Proponent last year, in connection with its prior proposal on this topic, and was rejected by the Staff. Given that history, the burden is on the Proponent to demonstrate what significant change has occurred in the past year to warrant overturning this precedent. The Trillium Reply Letter, however, merely repeats the assertion made by the Proponent last year – namely, that there is continuing publicity and interest among some segments with regard to net neutrality, just as there has been for years.

The Trillium Reply Letter gives no reasoned explanation as to why Internet network management practices no longer involve ordinary business operations. The letter simply asserts that Internet network management practices should now be viewed as matters of "public policy" without offering any substantive reasons why the concerns that prompted the Staff to regard these matters as management functions last year are no longer valid. The letter claims that the Company's Internet network management practices are not at issue and that the Proposal only addresses the Company's policy position on net neutrality, noting that "the Proposal does not ask the Committee to delve into detailed matters regarding particular Internet traffic protocols, packet prioritization, routers, servers, filters, or technologies." However, management's decisions regarding these Internet network management practices are a key component of the Company's policy position on net neutrality and the Company cannot simply re-examine its position in isolation from its ordinary business operations. The Proposal ignores the fact that such complex, technical practices are intertwined with the Company's policy position on net neutrality. Any change in this position would require the Company to change its Internet network management practices, thereby subjecting them to shareholder oversight. This is precisely what the Staff has determined is not permissible under item (i)(7) of Rule 14a-8.

The Trillium Reply Letter notes the Staff's recent determination that Tyson Foods Inc. could not exclude, on ordinary business grounds, a shareholder proposal calling for the company to adopt a policy that would phase out the routine use of animal feeds containing certain antibiotics and implement different animal-raising practices. See Letter regarding *Tyson Foods Inc.* (December 15, 2009). In *Tyson Foods*, the Staff reversed its position from 2003 and concluded that the practices in question raised a significant policy issue that could no longer be viewed as ordinary business operations, due to significant developments that occurred during the intervening period of five-plus years. Moreover, the proponent in that case submitted numerous legislative and academic reports showing that the business practices in question posed a significant danger to public safety. The Staff cited widespread public debate and legislative action to ban the practice in reaching its conclusion.

The Proponent in our case has made no such showing, nor could she. There has been no serious allegation (let alone any authoritative finding) that net neutrality regulation is necessary to protect public health or safety, nor has there developed any definitive, consensus view as to how the net neutrality issue should be addressed. Net neutrality remains a highly complex, multi-faceted issue with a wide range of consequences for the Internet, customers and the public. Rather than having pronounced conclusive judgment on the issue, the FCC is in the midst of a rule-making proceeding relating to net neutrality and related issues, and has received extensive comments from a wide range of interested parties, including AT&T, that are now being reviewed. To imply that net neutrality involves the same degree of public urgency concerning health or safety and has been the subject of conclusive public judgment as was the case for the animal-feed issue in *Tyson Foods* is clearly wrong. Other than citing a list of news clippings and similar items (as the Proponent did last year), the Trillium Reply Letter does not provide any evidence to show why the Proposal should now be regarded as implicating a matter of significant public policy when only a year ago it did not.

The Trillium Reply Letter asserts that "the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company." The Company's burden, however, is to establish that the Proposal deals with a matter relating to the Company's ordinary business operations, which we believe was done in our December 21 letter. Our prior letter explained that the Proposal implicates a range of complicated, inter-related business, operational, financial and regulatory issues that lie at the heart of the Company's Internet network management practices. These practices were also the focus of the similar proposal that the Proponent submitted last year and that the Staff concluded a year ago related to ordinary business operations. Based on this record, the "burden" lies with the Proponent to show why the Company's Internet management practices, including its policy on net neutrality, no longer relate to its ordinary business operations. The Proponent has provided no evidence or any reasoned basis for concluding that these practices no longer do.

AT&T's Internet network management practices are essential to the company's day-to-day operations and, due to the complex web of issues they involve, should properly be left to management oversight. As can be seen from even a cursory review of the Company's recent submission to the FCC described in Part II below, resolution of these issues requires difficult management judgments and should not be subject to the vagaries of the proxy solicitation process. That would be an unfortunate result, subjecting to direct stockholder oversight matters that have traditionally and for good reason been left to management.

II. The Proposal Has Been Substantially Implemented and May Be Excluded Pursuant to Rule 14a-8(i)(10)

The Company recognizes that net neutrality is frequently discussed among lawmakers, regulators and the media. As we noted in our December 21 letter, AT&T has been a frequent participant in these discussions and has explained its views on this and related topics in various public forums. As we noted, the FCC recently began a regulatory proceeding focused on the role of Internet services providers in preserving a free and open Internet and the possible adoption of new rules to promote net neutrality. On January 14, 2009, AT&T provided extensive comments to the FCC that set forth a detailed, comprehensive and definitive statement of AT&T's position on various business, technical, operational and regulatory issues relating to net neutrality and other Internet network management matters (the "2010 FCC Comments").[2]

[2] Comments of AT&T Inc. in the Matter of Preserving the Open Internet Broadband Industry Practices, WC Docket No. 07-52 (January 14, 2010), available at http://www.att.com/Common/about_us/public_policy/AT&TNet_Neutrality_Comments1_14_09.pdf.

The Trillium Reply Letter makes three arguments as to why the 2010 FCC Comments and other AT&T public statements on this topic do not constitute substantial implementation of the Proposal. None of these has any merit. First, the letter notes that AT&T's prior public statements were not authored by the Public Policy Committee of AT&T's Board of Directors and claims that reports prepared by management do not meet the "substantial-implementation" standard. The Proponent cites two prior Staff letters in support of the proposition that it is insufficient for management to address an issue if a shareholder proposal has asked the board to do so. The cited letters, however, do not support this argument. The proposals at issue in the cited letters did not ask that the board simply prepare a report on a particular topic; rather, they asked that the board take a particular action that only the board could take, namely, establish a committee of the board to evaluate a particular issue and determine which course the company should take to address the issue. See Letters regarding *NYNEX Corporation* (February 16, 1994) (asking board to establish committee to evaluate the impact of various healthcare legislative proposals and prepare a report on its findings) and *Associates First Capital Corporation* (March 13, 2000) (asking board to establish an independent committee to oversee the development and enforcement of predatory lending practices to ensure that employees do not engage in such practices). In contrast to the proposals at issue in the cited letters, the Proposal calls for a board report – one that, according to the Trillium Reply Letter, will "re-examine" the Company's position on net neutrality and "discuss" how the Company could address the related issues. Preparation of a report like this is not an action that can be taken only by the board of directors. Providing extensive information about AT&T's position on net neutrality and related issues and how the Company proposes to address those issues is precisely what the Company's management has already done on several occasions, including most definitively and comprehensively in the 2010 FCC Comments filed earlier this month. As stated in our December 21 letter, the Staff has previously determined that a report prepared by management may substantially implement a proposal calling for a board report.[3] See letters regarding *Wal-Mart Stores, Inc.* (March 10, 2008) and *Alcoa Inc.* (February 3, 2009).

Second, the Trillium Reply Letter asserts that the 2010 FCC Comments do not constitute a "re-examination" of AT&T's policy's position on net neutrality. The letter argues that the Proponent is not "seeking a re-statement of a policy position or even a re-articulation of the existing policy" but instead wants the AT&T board "to make a genuine effort to look at this policy anew – i.e. with a fresh perspective that would consider a change." Here is the real purpose of the Proposal: to require that critical management decisions made in formulating practices relating to ordinary business operations be undone and made anew, with a different outcome, at the board level. AT&T has devoted significant time and resources in considering the issues relating to Internet network management, in formulating its policy and practices in this area and in articulating its views and positions to its customers, to the regulators and to the public.

[3] The Staff has also determined that the form of the report does not have to be in the form specifically requested. See Letter regarding *International Business Machines Corporation* (January 4, 2010) (request for periodic reports on a marketing initiative was substantially implemented by the company's use of a variety of different media methods that provided the information requested by the proposal).

In particular, the 2010 FCC Comments are a comprehensive, up-to-date, 255-page presentation of AT&T's position on this topic. In preparing the 2010 FCC Comments, the Company thoroughly examined its policy position on net neutrality. It is unreasonable to expect the Company to examine again what it has just examined, and it is also unreasonable, if such a re-examination were undertaken, to expect a different outcome.

Third, the Trillium Reply Letter argues that AT&T's public statements on Internet network management practices do not address the core concerns of the Proposal, namely the impact on free expression and the Company's social responsibilities. This is not correct. Among other things, the 2010 FCC Comments set forth AT&T's concerns and suggestions to improve the FCC's proposed rules in order to develop a consumer-based standard for protecting the open Internet. This is an example of AT&T's effort to ensure that the regulations serve the needs of consumers. Moreover, the 2010 FCC Comments are only one example of the Company's public statements on net neutrality and, as described in our December 21 letter, the Company has consistently stated that its policy on net neutrality and any government regulation should focus on conduct that harms consumers and should preserve the Internet as a medium for free expression and communication.[4]

The 2010 FCC Comments demonstrate that the Company believes that net neutrality regulation should protect an open Internet, promote a public policy framework that encourages flexibility and innovation and preserve an evenhanded approach that ensures fairness across the Internet ecosystem.[5] Through its public statements, the Company believes that it has provided shareholders with a comprehensive review of its policies and does not believe a re-examination is necessary or beneficial. The Company's current policy position squarely addresses the core concerns of the Proposal.

We believe the Company has met the standard of "substantial implementation" that the Staff has previously articulated. See Letter regarding *Masco Corp.* (March 29, 1999); see also Letter regarding *Entergy, Inc.* (January 31, 2006). AT&T believes that the appropriate way to address these topics of public interest is to participate in the public debate about them, as it has done and expects to continue to do, and not to submit issues relating to the Company's ordinary business operations to the proxy solicitation process.

* * * * * * * * * *

[4] See AT&T policy statement on Network Management, available at http://www.att.com/gen/public-affairs?pid=12898. See also Letter to Julius Genachowski, Chairman of the FCC, dated December 15, 2009, available at http://www.att.com/Common/about_us/public_policy/JWC_to_Genachowski_12_1_09.pdf (stating that "preserving the open character of the Internet is critically important to ensuring that all consumers have the opportunity to be creators and innovators from their homes").

[5] See Summary of AT&T's Comments to the Federal Communications Commission, available at http://www.att.com/Common/about_us/public_policy/Summary_Comments_01-15-10.pdf.

For the reasons set forth above and in our December 21 letter, we continue to believe that AT&T may exclude the Proposal from its 2010 proxy statement under items (i)(7) and (i)(10) of Rule 14a-8, and we respectfully ask the Staff to concur in our view. If you would like to discuss this matter, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,



David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Paul M. Wilson
General Attorney
AT&T Inc.

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corp.



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

January 21, 2010

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. December 21, 2009 Request to Exclude Shareholder Proposal of Trillium Asset Management Corporation filed on Behalf of Jane Brown

Dear Sir/Madam:

This letter is submitted on behalf of Jane Brown and Trillium Asset Management Corporation, as her designated representative in this matter, (hereinafter referred to as "Proponent"), who is beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated December 21, 2009 sent to the Office of Chief Counsel by the Company, in which AT&T contends that the Proposal may be excluded from the Company's 2010 proxy statement under Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in AT&T's 2010 proxy statement, because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company, (2) the Proposal does not seek to micro-manage the Company, and (3) the Company has not substantially implemented the Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) a copy of these materials is being e-mailed concurrently to AT&T's counsel David Harms, Esq. at harmsd@sullcrom.com.

Summary

The Proposal, provided in full below, is focused on the issue of a free and open Internet, also sometimes referred to in the media and policy discussions as the issue of "net neutrality." As established below, over the last few years the issue of a free and open Internet has become the subject of significant Congressional, regulatory, media, business, and public interest group attention. Much of this attention can be attributed to the significance the Internet now has in the economic, social, and political life of most Americans. In many ways, the Internet has become a defining infrastructure of our economy and society.

This significance is particularly true for AT&T, the largest U.S. Internet Service Provider. For that simple reason, it is appropriate for shareholders to consider the issue of a free and open Internet. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions "involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

The Proposal raises the issue in a manner that is appropriate for shareholder consideration. It is a request for the Public Policy Committee of the Board to re-examine our Company's policy position on a free and open Internet in the context of AT&T's corporate social responsibility, its reputation, and the impact of the Company's policies on customers, communities, and society. The Proposal does not ask the Committee to delve into detailed matters regarding particular Internet traffic protocols, packet prioritization, routers, servers, filters, or technologies – a relatively high level of detail.

Rather, the Proposal seeks to engage the Company and its shareholders in a public policy level discussion of AT&T's position on this critical question – perhaps the most important telecommunications and free speech policy question in a decade or more – that also has profound implications for the future health of our economy, democracy and society. As Federal Communication Commission (FCC) Chairman Julius Genachowski said this past fall: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth and a foundation for democracy in the 21st century."

Given the importance of this question, we believe it is entirely appropriate – in fact, necessary – for the Public Policy Committee to re-examine the Company's position on a free and open Internet. The Proposal clearly falls within the mandate of the Committee, as defined by Company's board, "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

The facts demonstrate that the Company's stated positions on a free and open Internet are in opposition to those of constituencies of extreme importance to the Company's business. *The Wall Street Journal* has reported, for example, that "AT&T has launched a full-blown campaign against the (net neutrality) proposal;" in doing so the Company has positioned itself in opposition to many well respected civil rights organizations such as the National Association for the Advancement of Colored People (NAACP) and National Council of La Raza, the largest Latino civil rights and advocacy organization in the U.S. In addition, the Company's position on this issue is in opposition to that of the President of the United States and many members of the U.S. Senate and House of Representatives. In the face of such facts it is extremely difficult to see how the issue cannot be viewed as a significant policy issue.

Despite these facts, the Committee has not demonstrated that it has reconsidered whether the Company's "full-blown campaign" is actually prudent and in the best interest of shareholders and the Company in light of AT&T's self-acknowledged corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

For that reason, and given the critical importance of the issue, not just for AT&T, but for our society, it is appropriate for shareholders to have the opportunity to request the Public Policy Committee of the Board to re-examine the Company's policy. Therefore, we respectfully request that the Staff conclude that the Company has not established that it is entitled to exclude the Proposal from the 2010 proxy and thereby deny its shareholders the opportunity to voice their opinion on this significant social policy matter confronting the Company.

The Proposal

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like AT&T forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

In October 2009, AT&T's Senior Executive Vice President - External and Legislative Affairs wrote to all U.S. based managers. After rightly noting the importance of the Internet for economic and job growth, he encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet." In contrast, Qwest's CEO has told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that AT&T is the most active lobbyist on these issues.

AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[1]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on lawful content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from two principal sources. The first source comprises a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations. The second source comprises the statements and actions of AT&T.

The Public Record

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation - H.R.3458 - Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant congressional interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron Dorgan, John Kerry,

Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[2]

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[3] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election, Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[4]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[5]

Just today, Secretary of State Hillary Clinton gave "an important speech on an important subject" – promoting a free and open Internet. Highlighting the significance of a free and open Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". She went on to observe that "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." These are the very issues that are at the root of the net neutrality debate.[6]

The FCC reports in its opening of the current FCC rule making proceeding, over the past six years the issue of net neutrality has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue. [7]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[8]

The issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities, alongside the strengthening of related transparency requirements and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks. The Commission will monitor closely the implementation of these provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[9]

A search for "net neutrality" on Google, will produce more than 21 million results. If the search is narrowed by the inclusion of the term "AT&T" more than 4 million results are produced, meaning that AT&T is associated with approximately 20% of all occurrences of "net neutrality" in global web searches.

Prominent academic institutions, such as Harvard University and Columbia University, have established well resourced centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[10]

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[11] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nations fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices and impacts on democratic values received a remarkable 30% of the vote – a clear expression of shareholder concern.

Actions and Statements of AT&T

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[12] In the lead up to the FCC announcement *The Wall Street Journal* reported that "AT&T has launched a full-blown campaign against the proposal," adding that "a fever pitch of public debate over the proposal" had already arisen.[13]

Indeed, in October 2009 AT&T sought to enlist the voice of its employees in the debate in a letter to all

U.S.-based managers. After rightly noting the importance of the Internet for economic and job growth, James Cicconi, AT&T's Senior Executive Vice President for External and Legislative Affairs, encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet."

According to one news report[14]:

> Cicconi added that employees should use a personal e-mail address, which would downplay the fact that the comments were sourced from AT&T and likely disguise any pre-conceived biases reflecting their company's stance on the issue.
>
> "Over the last few weeks an extraordinary number of voices expressed concern over news reports that the Federal Communications Commission (FCC) is poised to regulate the Internet in a manner that would drive up consumer prices, and burden companies like ours while exempting companies like Google (NSDQ: GOOG)," Cicconi said in his memo. "We encourage you, your family and friends to join the voices telling the FCC not to regulate the Internet."
>
> The letter offers five points that AT&T employees can use to make a case against net neutrality on the FCC blog in the days preceding the agency's Thursday meeting.

AT&T has indeed been forceful in stating its positions, even engaging in direct debate with the White House. In November 2009, White House deputy chief technology officer Andrew McLaughlin told attendees at a telecommunications industry conference that free speech and network neutrality are "intrinsically linked." He went on to compare censorship in China to the need for free and open Internet rules in the United States.

AT&T's Mr. Cicconi issued an angry response, saying: "It is deeply disturbing when someone in a position of authority, like Mr. McLaughlin, is so intent on advancing his argument for regulation that he equates the outright censorship decisions of a communist government to the network congestion decisions of an American ISP. There is no valid comparison, and it's frankly an affront to suggest otherwise." The White House defended Mr. McLaughlin's comments, stating: "A key reason the Internet has been such a success is because it is the most open network in history. Mr. McLaughlin was simply reiterating the Administration's consistent support for the importance of an open Internet -- both at home and abroad."[15]

In December 2009, AT&T's Mr. Cicconi wrote a letter to FCC Chairman Genachowski on net neutrality issues in which he stated that the last 25 years of Internet innovation in the areas of technological, business and society "has transformed the world economy."[16]

Given all this, it should be of little surprise that several news organizations reported that AT&T is the most active lobbyist on these issues.[17] The *Washington Post* reported: "Facing a major regulatory issue that could be worth a fortune in future business, AT&T has unleashed the kind of lobbying blitz that makes it one of the grand corporate players of the great Washington game."[18]

Similarly, *The Wall Street Journal* noted that AT&T is "marshaling political allies, lobbyists and . . . labor unions for a fight over proposed 'net neutrality' rules that could affect tens of billions of dollars in investments." The *Journal* went on:

> Plenty of lobbyists have made their concerns about the FCC's proposal known to their political allies over the past few weeks. But AT&T lobbyists were particularly active, swarming Capitol Hill and state houses, prompting a bipartisan mix of governors, congressmen and senators to send worried letters to the FCC. Two big labor unions have taken out newspaper ads attacking the new rules.[19]

Or, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [20]

This is not business as usual for AT&T or any of its constituencies. This is particularly true in light of the Company's well recognized social obligations, as expressed through the Public Policy Committee's mandate. As the Proposal notes, AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns.

But we also believe the Company's position is not in the Company's long term interests. It puts the Company in a tenuous position relative to its reputation and its responsibilities to corporate social impacts and may also pose a long-term financial risk to the Company. As a result, it is a position that should not be taken.

For these reasons, we recommend that AT&T's Public Policy Committee re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

The Proposal Focuses on a Significant Policy Issue Confronting the Company

Since 1976, the Commission and the Staff have described the parameters of Rule 14a-8(i)(7). In Release 34-12,999 (November 22, 1976), the Commission explained that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have

> significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

Similarly in Release 34-40018 (May 21, 1998) the Commission stated that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

Most recently, in *Tyson Foods, Inc.* (December 15, 2009), where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff re-affirmed the relevance of the "widespread public debate" factor and noted the involvement and interest of legislators and regulators in the issue as a relevant factor.

It is also our understanding that the Staff considers several indicia in determining whether a matter constitutes a significant policy issue and has informally indicated that key indicia include the level of public debate, media coverage, regulatory activity and legislative activity.

As demonstrated above, the issue of a free and open Internet has become the subject of widespread public debate. Over one hundred thousand companies, organizations, and individuals have made public statements on the issue. Regulators, legislators, presidential candidates and governors have also taken a keen interest in the issue as they contemplate legislation and rules. Media outlets have described the issue as the "biggest telecom regulatory fight in more than a decade" and the debate as having reached "a fevered pitch." Lobbying around the issue has escalated considerably on both sides and the financial stakes over policy decisions reach into the tens of billions of dollars, if not more. The debate has also transcended political boundaries and is the subject of considerable interest in Europe. Whether it be academic programs devoted to the subject, the strong exchange of rhetoric between AT&T and the White House, labor union involvement, or civil rights groups activating to address the issue, under these circumstances there should be little doubt that the subject of free and open Internet is a significant policy issue.

While the Staff concluded, in cases three and four years ago, that proposals focused on net neutrality were excludable (*Microsoft Corp.* (September 29, 2006) and *Yahoo! Inc.* (April 5, 2007)), we believe the public debate has only widened and deepened in the last few years. This is one of the occasions where an issue has grown into a significant policy issue since it was first considered by the Staff. As the Commission observed in 1998, in light of

> changing societal views, the Division adjusts its view with respect to "social policy" proposals

involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.

The issue of a free and open Internet is an analogous issue. While in 2006 and 2007 the issue may not have been deemed a significant policy issue, in 2009 it attracted dramatically greater attention. Given what has already proven to be a robust and vigorous debate in 2010, the issue is almost certain to continue to attract the attention of national leaders, legislators, regulators, public interest groups, the media, and the public.

Finally, AT&T has not argued, let alone established, that a free and open Internet is not a significant policy issue. The entirety of the Company's argument is focused on how the issue implicates the ordinary business of the Company. And while a free and open Internet may relate to ordinary business matters, it also focuses on "sufficiently significant social policy issues" such that it "would transcend the day-to-day business matters." Release 34-40018 (May 21, 1998). As was recognized by the SEC, virtually all issues implicate the ordinary business of a company, so the relevant question is whether it is also a significant policy issue. As described at length above, clearly it is. For these reasons we request the Staff conclude the Company has to overcome its burden of establishing that the Proposal does not focus on a significant policy issue.[21]

The Proposal Does Not Seek to Micro-Manage the Company, Rather it Raises the Free And Open Internet Issue Appropriately for a Shareholder Audience.

The SEC clarified in the 1998 Release that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court first discussed the significance of the proposal seeking a report prepared at "reasonable expense" and concluded that the following request did not probe too deeply into the company's business:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

The Proposal now before the Staff simply asks "the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society."

To construct a proposal equivalent to the *ACTWU* proposal would probably produce a proposal that sought a chart identifying incidents that might be construed as violating free and open Internet principles for the last three years, listing the number of incidents or the percentage of Internet traffic the incidents constituted; or, descriptions of particular network management protocols, packet prioritization techniques, routers used, server systems implemented, filtering software and hardware, or other technologies.

But the Proposal does not do any of this. Instead, it seeks a re-examination of AT&T's position on this public policy debate – reflecting a reasonable level of shareholder concern. The Proposal is also directed at a board committee, thereby explicitly and implicitly casting its terms in those appropriate for shareholder consideration. Finally, by requesting the report be developed at reasonable cost, the Proponents also seek to keep the work of the Committee at an appropriately general level that will not require it or shareholders to delve into the minutiae of the company's operations.

Also, consider the proposal in *Halliburton Company* (March 11, 2009) which was not omitted and which sought relatively detailed information on political contributions. In that proposal the resolved clause read:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

In *Halliburton*, the company made extensive arguments regarding how the proposal delved deeply into complex matters and clearly the *Halliburton* proposal sought a level of information far in excess of what the current Proposal seeks. Nevertheless, the *Halliburton* proposal was deemed permissible and not in violation of Rule 14a-8(i)(7). The Proposal in our case is significantly different than the *Halliburton* proposal. The Proponents do not seek anything remotely similar to specific disclosures relative to particular laws or regulations. We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

The Company Has Not Substantially Implemented the Proposal Because the Company Has Not Addressed Any of the Terms of the Resolved Clause

The Company has not established that it has substantially implemented the Proposal because it only argues that management has articulated the Company's position with respect to some of the policy issues at stake. In contrast, the Proposal seeks a re-examination of the Company's policy by the Public Policy Committee in light of a number of policy challenges and factors confronting the Company.

The Proposal asks that:

1. The Public Policy Committee issue a report;
2. The Public Policy Committee report constitute a ***re-examination*** of our Company's policy position; and
3. The Public Policy Committee report include a discussion of how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

The Company, however, has not met its burden of establishing that it has met any of these elements.

First, while the Company points to public information and comments on net neutrality, none of these policy discussions were authored by the Public Policy Committee. Given the Public Policy Committee's unique position within AT&T's governance structures and risk assessment mechanisms, as well as the unique relationship it has with shareholders and the Company - "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues" - it is clear that staff or even executive-level authorship of public statements is insufficient. An issue of this magnitude, with clear implications for society and the communities in which AT&T operates, falls within the special authority of the Public Policy Committee and can only be properly addressed by that committee.

On a number of occasions the Staff has concurred that when a proposal is focused on board level action, it is not sufficient for the company to argue that employees and management are addressing the issue. For example, in *NYNEX Corporation* (February 16, 1994), the permitted proposal requested the company establish a four-member committee of its board of directors to evaluate the impact of various health care proposals on the company. The company unsuccessfully argued that it had substantially implemented the proposal because it had already established a Committee on Benefits, which oversaw the administration and effectiveness of all of the NYNEX employee benefits plans and programs, including the medical programs. In addition, the company argued that it was working to explore solutions to the specific issue of health care cost containment through its collaboration with unions, research institutes and business groups. In the case now before the Staff, the Company has not even argued that the Public Policy Committee is addressing these issues. Rather, as in *NYNEX*, the Company has argued that it is taking other steps, at the employee/management level, to address the issue, but not the essential step of addressing this issue at the Board's Public Policy Committee level. As the proponent in *NYNEX* rightfully pointed out, employee or management activities are no substitute for steps taken by board members and consequently the Proposal has not been substantially implemented. See also, *NYNEX Corporation* (February 18, 1994) (creation of a "Facilities Closure and Relocation of Work Committee" composed of four outside directors, two employee representatives and two representatives of affected committees).

Similarly, in *Associates First Capital Corporation* (March 13, 2000), the permitted proposal requested the company establish a committee of directors to develop and enforce policies to ensure that "employees do not engage in predatory lending practices." In that case, the company argued, unsuccessfully, that comprehensive internal procedures developed and implemented at the managerial level had substantially implemented the proposal. The proponent successfully pointed out that the proposal did not request management action, but instead focused on a board level review of the issue, and that consequently the proposal had not been substantially implemented. See also, *Conseco, Inc.* (April 15, 2001) (same).

With respect to the cases cited by the Company, *Wal-Mart Stores, Inc.* (March 10, 2008) and *Alcoa Inc.* (February 3, 2009), which AT&T cites for the proposition that management action can be a sufficient substitute for board action, we contend that those examples are not applicable to this case. The Proposal is analogous to the proposals in *NYNEX* and *Associates* rather than *Wal-Mart* and *Alcoa*, because the Proposal, like the *NYNEX* and *Associates* proposals, specifically requests a committee of the board address the concerns. Whereas the *Wal-Mart* and *Alcoa* proposals were more generically directed at the board, the Proposal, like the *NYNEX* and *Associates* proposals, evidences a particular need for the focused and unique attention of a committee of the board.

Furthermore, *Wal-Mart* and *Alcoa*, simply called upon the companies to report on action taken by the company – essentially a rote task that did not involve the active application of the Board's judgment or discretion. In contrast, the Proposal asks the Public Policy Committee to exercise its judgment and unique perspective within the context of its fiduciary duties to the Company to re-examine AT&T's policy position. While we discuss below how the board committee has not conducted a re-examination, the point here is that a re-examination is not a simple act of reporting the facts of what happened, as was the basis of the *Wal-Mart* and *Alcoa* proposals. Accordingly, the Company has not established that management's recitation of a policy is a substitute for the re-examination of the policy by the Public Policy Committee.

Regarding the second element, the Company has not established that any of these public announcements and publications constitute a ***re-examination*** of AT&T's policy position. In fact, AT&T has not demonstrated to shareholders or the public any effort to seriously reconsider the merits of its position. Re-examine means "to examine again or anew" (*American Heritage Dictionary*) and is synonymous with "review" (*Merriam-Webster Thesaurus*). We are not seeking a re-statement of a policy position or even a re-articulation of the existing policy. We are asking the Public Policy Committee to review the policy and to make a genuine effort to look at this policy anew – i.e. with a fresh perspective that would consider a change.

Such was the intention of the proponent in *General Electric Company* (December 1, 2009) where the proposal asked the Company "to reevaluate its policy of designing and selling nuclear reactors for the production of electrical power" and to issue a report on that reevaluation. In that case, the company was successful in making a substantial implementation argument upon demonstrating that it actually undertook a reevaluation of its participation in the nuclear reactor market. AT&T, however, has not established that the Company (let alone the Public Policy Committee) has undertaken any effort to review, reevaluate, reconsider or reexamine its policy.

Finally, while the Company asserts that its public statements on the subject demonstrate attention to consumers and free expression, it does not establish that it is addressing this issue with respect to its corporate social responsibility, its reputation, and the impact of the company's policies on communities and society. These other factors and challenges to the Company could involve questions of democracy, freedom of association, bridging the digital divide, economic opportunity, artistic expression, cultural development, and broader societal impacts.

It is particularly noteworthy that in the Company's January 14, 2010 filing with the FCC it does not engage in any discussion of the company's social responsibilities as they relate to a free and open Internet.[22] In fact, the only discussion of free speech issues is the Company's assertion that the FCC proposal will interfere with AT&T's rights to free speech. Given that the FCC specifically requested "comment on whether our proposed nondiscrimination rule will promote free speech, civic participation, and democratic engagement"[23], the fact that AT&T completely ignored that request is further evidence that the Company has not addressed these core concerns.

In total, these deficiencies demonstrate that the Company has not addressed the core concerns raised by the Proposal as required by Rule 14a-8(i)(10). See *Dow Chemical Company* (February 23, 2005); *ExxonMobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *ExxonMobil* (March 27, 2002); and *Raytheon* (February 26, 2001). In essence, the Company is arguing that management and executive level communications which articulate the Company's policy (with references to consumers and free expression) constitute substantial implementation. However, these steps are woefully insufficient as they do not constitute a re-examination by the Public Policy Committee of the

Company's policy in light of the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society. As required by the rule, we are not asking shareholders to opine on a matter the Company has already acted favorably upon – it clearly has not. Rather we are asking shareholders to encourage a committee of our elected representatives on the board to reconsider our company's "full blown campaign." For these reasons we request the Staff conclude the Company has not met its burden of establishing it has substantially implemented the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it raises that issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Company has not substantially implemented the Proposal. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

The debate swirling around how and if we need to take further steps to protect the free and open Internet is precisely the kind of question Rule 14a-8 contemplates shareholders considering in the proxy materials. It is a significant policy issue confronting the Company and the Proposal is presented at a broad policy level – the most appropriate level for shareholder consideration. The Company has not shown that it has considered its position in relation to its significant social obligations. In light of this failure and strong public opposition to its position, now is the time for shareholders to have the opportunity to weigh in directly with their representatives – the board of directors.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to 617-482-6179 and/or email a copy of its response to jkron@trilliuminvest.com.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

[1] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

[2] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf.

[3] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf

[4] http://news.cnet.com/8301-10784_3-9806431-7.html

[5] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062

[6] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

[7] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf

[8] http://www.openinternet.gov/read-speech.html

[9] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF

[10] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/

[11] http://www.policyintegrity.org/documents/Free_to_Invest.pdf

[12] http://www.openinternet.gov/

[13] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html

[14] http://www.crn.com/networking/220700461;jsessionid=TA1ZPNYKN45J1QE1GHRSKH4ATMY32JVN

[15] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html

[16] Letter from James Cicconi to FCC Chairman Jules Genachowski, December 15, 2009, filed with the Commission.

[17] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html

[18] Id.

[19] *AT&T, Google Battle Over Web Rules*, Amy Schatz, Wall Street Journal October 23, 2009.

[20] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

[21] The Company goes to great lengths to attempt to sink the Proposal by associating it with proposals filed at the Company for its 2007, 2008 and 2009 proxies. All of those proposals are distinct from the Proposal and cannot be lumped together with them in a vague effort to discredit the Proposal and distract the analysis from its merits. To address any lingering questions, we observe that the 2007 proposal focused on the warrantless wiretapping issue and disclosure of customer communications to the federal government and was excluded for focusing on "litigation strategy". The 2008 proposals similarly focused on disclosure of customer communications to the federal government but was excluded for "procedures for protecting consumer information". Finally, the 2009 focused on network management practices, privacy and freedom of expression and was also excluded for "procedures for protecting consumer information". The Proposal has nothing, explicitly or implicitly, to do with "procedures for protecting consumer information" or "litigation strategy" - nor has the Company made that argument. Furthermore, the Proposal is not related in any way to the disclosure of customer communications to the federal government. Similarly, the Company has not argued the Proposal should be excluded for "procedures for protecting consumer information".

[22] http://fjallfoss.fcc.gov/ecfs/document/view?id=7020377217

[23] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 21, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – Request to Exclude Stockholder Proposal of Trillium Asset Management Corp. on behalf of Jane Brown

Ladies and Gentlemen:

Our client, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), proposes to exclude a stockholder proposal this year for the same reason the Commission staff (the "Staff") permitted the Company to exclude substantially the same proposal last year, as well as for the other reasons described in this letter.[1] We believe the current proposal is merely an attempt to repackage last year's proposal about AT&T's Internet network management practices, which the Staff concluded was excludable on ordinary business grounds under item (i)(7) of Rule 14a-8. We also believe the current proposal is excludable under item (i)(10) of Rule 14a-8 on the ground that it has already been substantially implemented.

On behalf of AT&T, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Company excludes this year's stockholder proposal (the "Current Proposal") from its proxy statement and proxy card for the Company's 2010 annual meeting. The Current Proposal was submitted by Trillium Asset Management Corp. ("Trillium") on behalf of Jane Brown and by Calvert

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1 Certain of the factual information in this letter was provided to us by the Company.

Asset Management Company, Inc. ("Calvert" and together with Jane Brown, the "Proponents").[2]

Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008), we have submitted this letter, together with the Current Proposal and the Proponents' related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponents, to the attention of their designated contact, Jonas Kron of Trillium.

The Current Proposal

The Current Proposal is entitled "A Free and Open Internet." In their statement supporting the Current Proposal, the Proponents cite "widespread interest in a free and open Internet (so-called 'net neutrality')" and note that Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act and that the Federal Communications Commission ("FCC") is also considering a proposed rule on net neutrality. The Current Proposal then sets forth the following resolution to be adopted by stockholders at the Company's 2010 annual meeting:

> "RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society."

The reference to the Public Policy Committee is not explained, but we assume it means the Public Policy Committee of the Company's board of directors (the "Board"). The full text of the Current Proposal as well as related correspondence with the Proponents is attached hereto as Annex A.

The Prior Proposal

The Current Proposal is substantially the same as the stockholder proposal that was submitted by the Proponents for consideration at the Company's 2009 annual meeting (the "Prior Proposal") and that the Staff permitted the Company to exclude from the Company's 2009 proxy statement pursuant to item (i)(7) of Rule 14a-8. See Letter regarding *AT&T Inc.* (January 26, 2009). The Prior Proposal, had it been adopted, would have called for the Board to prepare a report that discussed "the effects of the company's Internet network management practices in the context of the significant

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2 By separate letter dated December 8, 2009, AT&T has asked the Staff to exclude Calvert as a co-sponsor of the Current Proposal because AT&T received Calvert's submission after the submission deadline in Rule 14a-8(e)(2).

public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." In a follow-up letter from the Proponents to the Staff dated January 9, 2009 (the "Reply Letter"), the Proponents emphasized that the Prior Proposal focused on concerns that went beyond customer privacy to the "negative impacts, real and potential, of AT&T's Internet management activities on fundamental societal values such as privacy and free speech."[3] In particular, last year's Reply Letter expressed concerns about specific technologies central to the concept of net neutrality[4] and how those technologies affect "fundamental society values such as privacy and free speech." Nevertheless, the Staff concluded that AT&T could exclude the Prior Proposal from the 2009 proxy statement because it related "to AT&T's ordinary business operations (*i.e.*, procedures for protecting user information)."[5]

The Current Proposal Repeats the Prior Proposal

Whereas the Prior Proposal called for the Board to prepare a report on the effects of the Company's Internet network management practices on the public's expectations of privacy and freedom of expression, the Current Proposal calls for the Board to report on the Company's Internet network management practices in relation to "the free and open Internet" – or "net neutrality" – and their impact on "customers, communities, and society." Thus, the Current Proposal and the Prior Proposal have the same focus: they

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3 In the last year's Reply Letter, the Proponents argued that the "the focus [of the Prior Proposal] is not limited to the narrow subject of customer privacy or privacy policies because the Company's Internet network management practices affect many more people than simply customers" and concluded that the Prior Proposal "deals with the issue of freedom of expression such that customer privacy becomes a minority subset of issues that would be addressed within the context of public policy and public expectations of privacy."

4 The current debate over net neutrality focuses on whether and to what extent Internet services providers should be required to implement certain non-discrimination requirements and other related obligations as part of their Internet network management practices and the impact those requirements could have on functionality and business performance.

5 The Staff reached the same conclusion regarding two similar proposals submitted by stockholders in connection with AT&T's 2007 and 2008 annual meetings. The proposal for the 2008 annual meeting called for the Board to prepare a report on "the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosure on the privacy rights of customers." The Staff concluded that the proposal could be excluded from the 2008 proxy statement because it related to "AT&T's ordinary business operations (*i.e.*, procedures for protecting customer information)." See Letter regarding *AT&T Inc.* (February 7, 2008).

The proposal for the 2007 annual meeting called for a similar report of the Board regarding disclosure of customer communications to the federal government, and the Staff concluded that the proposal could be excluded from the 2007 proxy statement because it related to "AT&T's ordinary business operations (*i.e.* litigation strategy)." See Letter regarding *AT&T Inc.* (February 9, 2007). The litigation strategy referenced by the Staff related to a then-pending lawsuit alleging that AT&T had unlawfully disclosed customer information to government agencies. That lawsuit has since been dismissed.

In sum, the Current Proposal represents the fourth in a series of annual stockholder proposals calling for a report on the Company's Internet network management practices. The Staff has permitted the Company to exclude each of the last three proposals from its annual proxy statement.

both focus on the Company's Internet network management practices and their impact on customers and other Internet users, in particular with regard to freedom of expression and net neutrality. Last year's Reply Letter indicated that the issue of net neutrality was central to the Proponents' concerns about privacy and freedom of expression. Last year's Reply Letter addressed technical concepts such as "peering" and "deep packet inspection," which are a central focus of the net neutrality debate, and expressed concerns about the impact of related management practices on customers and the public.

Like the excluded Prior Proposal, therefore, the Current Proposal is equally focused on management functions – those relating to Internet network management – that are an integral part of the Company's ordinary business operations. As such, the Current Proposal is another attempt by the Proponents to involve stockholders in an aspect of the Company's ordinary business operations that for good reason is the responsibility of management. As discussed below, these functions involve a host of complex technical, business, financial and legal issues that cannot be overseen or directed effectively by stockholders and for this reason have traditionally and properly been regarded as being within the province of management. Moreover, the Company has already published a comprehensive statement of its position on net neutrality and free expression on the Internet, including the impact of its practices on customers and other Internet users and has addressed these issues in numerous other public statements. In addition, the Internet network management practices at issue in the Current Proposal are currently the subject of an FCC public rulemaking process focused on net neutrality, and the Company intends to submit an extensive and comprehensive statement of its position on this subject to the FCC by January 14, 2010, which will be publicly available. In light of its prior public statements and pending submission to the FCC, the Company believes that the core elements of the Current Proposal have been substantially implemented.

The Current Proposal Relates to Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7)

Item (i)(7) of Rule 14a-8 permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

In applying the item (i)(7) exclusion to proposals requesting companies to prepare reports on specific aspects of their businesses, the Staff has determined that it will consider whether the subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of a report and not the taking of any action with respect to the ordinary business matter. Exchange Act Release No. 34-20091 (August 16, 1983).[6]

The Current Proposal Relates to Matters of Internet Network Management

The Current Proposal can be omitted under item (i)(7) because it seeks to subject to stockholder oversight AT&T's practices relating to Internet network management. The development and implementation of these practices are an integral part of AT&T's day-to-day business operations and a function that is properly and necessarily left to the discretion of management.

Internet Network Management Is a Management Function. The Company's position is supported by prior determinations by the Staff that practices relating to Internet network management are a core management function, not subject to stockholder oversight, and the Staff has, to that end, allowed companies to exclude proposals requesting reports on issues related to Internet network management practices. The Staff's earlier decision to permit AT&T to exclude the Prior Proposal from the 2009 proxy statement under item (i)(7) is relevant in this regard. The Staff concluded that the Prior Proposal related to AT&T's ordinary business operations, in particular to aspects of the Company's Internet network management practices. The same Internet network management practices are at issue this time around.

The Current Proposal calls for the Board to produce a report that would necessarily have to delve into a host of complex technical, operational, business and regulatory issues of the kind that have traditionally been viewed as the proper domain of management, not stockholders. The Company's Internet network management practices are an integral part of the Company's service offerings to customers and are intertwined with these complex management issues. For example, "peering"[7] and deep packet inspection"[8] are two Internet network management practices at issue in the debate surrounding net neutrality and were cited by the Proponents in last year's Reply Letter. Peering allows AT&T customers to exchange Internet traffic with non-AT&T customers on the networks of other Internet service providers. AT&T has a highly technical list of requirements that another Internet service provider must meet in order

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6 This release addressed Rule 14a-8(c)(7), which is the predecessor to Rule 14a-8(i)(7). The Staff reaffirmed this approach in Staff Legal Bulletin No. 14E (October 27, 2009).

7 "Peering" is the voluntary practice by which AT&T seeks to interconnect its Internet protocol ("IP") network with other Internet service providers ("ISPs") on a settlement-free basis (*i.e.*, Internet traffic is exchanged between customers of each network without one ISP charging the other) when such interconnection provides tangible benefits to AT&T and its customers.

8 "Deep packet inspection" refers to the capability of certain IP network equipment to monitor the content, source, destination and other information regarding IP traffic flowing across an ISP's network.

to be interconnected with AT&T as a peer on its network. Deep packet inspection could enable the Company to detect and prevent harmful virus and malware attacks and phishing attempts, to monitor and anticipate network capacity needs and to meet legal requirements for the interception of communications for law enforcement purposes. These practices, and management's decisions on whether and how to implement them, are integral parts of the Company's day-to-day operations and should be left to management oversight.

As the foregoing suggests, the Current Proposal would require the Company to immerse its stockholders in a sprawling, complicated area of its business. Just like the Prior Proposal, the Current Proposal directly implicates important management functions that the Staff recognized last year were not the proper subject of a stockholder proposal. If there is any doubt about whether the Current Proposal, with its modified phrasing about a "free and open Internet," is equally focused on management functions, the Proponents' explicit reference to net neutrality confirms that this is so. In the Proponents' own words, net neutrality is the heart of the "free and open Internet" issue. As noted below, however, the Staff has determined on at least two prior occasions that a company's policy on net neutrality is a matter of ordinary business.

In letters regarding *Microsoft Corp.* and *Yahoo! Inc.*, the Staff concluded that stockholder proposals calling for a company to report on its view of net neutrality regulation could be excluded under item (i)(7). The proposal in *Microsoft* called for a report on the company's "rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called 'net neutrality'," including the impact of government regulation on customers. The stockholder submitted the proposal in response to Microsoft's advocacy in favor of net neutrality regulations. The Staff allowed Microsoft to exclude the proposal from its proxy materials on the ground that it related to "Microsoft's ordinary business operations (*i.e.*, evaluating the impact of expanded governmental regulation of the Internet)." See Letter regarding *Microsoft Corp.* (September 29, 2006). The Staff allowed Yahoo! Inc. to exclude an identical proposal. See Letter regarding *Yahoo! Inc.* (April 5, 2007). Like the proposals in *Microsoft* and *Yahoo*, the Current Proposal would require AT&T to publish a report re-examining its policy position on net neutrality and the impact of its position on customers, communities and society.

Thus, like the Prior Proposal and similar proposals regarding net neutrality, the Current Proposal focuses directly on the Company's policies and practices for Internet network management, including in particular those relating to net neutrality. As the Staff has already recognized, matters of this kind are integral to the day-to-day business operations of a company and cannot, "as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). For the same reasons that AT&T was permitted to exclude the Prior Proposal, it should be permitted to exclude the Current Proposal.

Perceived Public Policy Overlap Does Not Change the Outcome. The Proponents claim that the Current Proposal touches on matters of public policy. The fact that a proposal may touch upon a matter with possible public policy implications does not preclude exclusion under item (i)(7). According to Staff guidance, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies. See Exchange Act Release No. 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14E (October 27, 2009). In fact, the Staff has consistently concurred with the exclusion of proposals that address ordinary business matters, even though they might also implicate public policy concerns. See, *e.g.,* Letters regarding *Pfizer Inc.* (January 24, 2006) and *Marathon Oil* (January 23, 2006) (in both cases, excluding proposals calling for reports on economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the companies' business strategies and risk profiles); *Applied Digital Solutions, Inc.* (April 25, 2006) (excluding proposal calling for report on potential harm to public from company's radio frequency identification chips). As noted above, the Current Proposal is focused directly on the Company's Internet network management practices and thus on a host of complex management issues embedded in the Company's day-to-day operations. The subject matter of the Current Proposal is integrally related to the Company's ordinary business activities, regardless of any perceived public policy implications.

In last year's Reply Letter, the Proponents argued at length that the Company's Internet network management practices are a significant public policy issue and not a matter of ordinary business, and submitted voluminous press clippings and other background materials purporting to support this assertion. However, the Staff declined to adopt the view that Internet management practices are not a matter of ordinary business and permitted the Company to exclude the Prior Proposal, notwithstanding the Proponents' extensive public policy argument. Similarly, in the *Microsoft* and *Yahoo!* letters, the Staff has twice declined to identify net neutrality as a significant public policy issue rather than a matter of ordinary business operations.

The Company's Internet network management practices are fundamentally related to the management of the Company's business. Management's decisions relating to those practices, and thus the Company's position on net neutrality, are integral aspects of the management function at AT&T, whether or not they might be of interest to some from a public policy perspective. Because the Current Proposal deals directly and extensively with matters that lie within the proper ambit of management, rather than stockholders, it should be excludable under item (i)(7), even if it purportedly touches upon a matter of public policy.

The Current Proposal Has Been Substantially Implemented and May be Omitted Pursuant to Rule 14a-8(i)(10)

The Current Proposal calls for the Company to re-examine its policy position on a "free and open Internet" – or, in the Proponents' own words, "so-called net neutrality." Thus, the Company's current policy position on net neutrality would be the core of any report that the Board would issue if the Current Proposal were adopted. As noted below, however, the Company has already produced official public statements of its policy position on net neutrality, and for this reason AT&T believes that the Current Proposal has been substantially implemented and may be excluded from the 2010 proxy materials under item (i)(10) of Rule 14a-8.

The Company has provided extensive public information about its policy position on net-neutrality, as recently evidenced by the Company's lengthy public comments in a regulatory proceeding before the FCC in February 2008.[9] In its comments, AT&T spoke favorably about the FCC's 2005 *Broadband Policy Statement* for making clear that national broadband policy would focus on the rights of *consumers* rather than *providers* and asserted that government intervention in network management decisions should only seek to "redress conduct that harms consumers overall, as opposed to conduct that limits network resources available to particular providers or end users who would otherwise consume disproportionate bandwidth at the expense of consumers overall."

Additionally, AT&T's website sets forth an official statement of the Company's policy on Internet network management.[10] The policy states AT&T's commitment to "maintaining an open Internet and providing competitive choice for consumers" and to maintaining the Internet as "an essential medium for free expression and communication." The Company also makes its public statements about its policy position on net neutrality and related developments available on its website from time to time as they occur. Most recently, the Company addressed regulatory developments in a letter to Julius Genachowski, Chairman of the FCC. In the letter, AT&T expressed support for the FCC's efforts in proposing rules to preserve the open Internet.[11]

Finally, as noted above, the FCC recently began a rulemaking proceeding focused on the role of Internet service providers in preserving a free and open Internet and the possible adoption of new rules to promote net neutrality.[12] The Company is participating in the regulatory process by providing public comments on proposed regulations. In response to the FCC's pending rule proposal, the Company intends to submit an extensive and comprehensive statement of its position on net neutrality, including a detailed explanation of various technical, operational and business issues that this topic raises and their impact on customers and other Internet users. The Company expects to submit its statement before the FCC deadline of January 14, 2010 and to make the statement publicly available on its website. The Company believes that its submission will provide the FCC and the public, and thus AT&T stockholders, with a

---

9 Comments of AT&T in the Matter of Broadband Industry Practices, WC Docket No. 07-52 (Vuze, Inc. Petition to Establish Rules Governing Management Practices by Broadband Network Operators) (February 13, 2008), available at http://www.att.com/Common/about_us/public_policy/att_comments_feb2008.pdf.

10 The policy and public statements can be found under http://www.att.com/gen/public-affairs?pid=12898.

11 The letter can be found under http://www.att.com/Common/about_us/public_policy/JWC_to_Genachowski_12_1_09.pdf

12 See Preserving the Open Internet, Broadband Industry Practices, 74 Fed. Reg. 62638 (proposed October 22, 2009 (to be codified at 47 C.F.R. pt. 8)).

comprehensive, up-to-date review of its policies and practices in this area, set forth in a single, easily accessible source. Given the highly technical nature of this topic, the Company also believes that, if it is to be debated publicly, the FCC proceeding, and not a report to stockholders, is the appropriate means by which to do so.

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if it has already been substantially implemented by the company. The Staff has established that a company does not have to implement every detail of a proposal in order to exclude it under item (i)(10). Rather, "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." Letter regarding *Masco Corp.* (March 29, 1999); see also, Letter regarding *Entergy, Inc.* (January 31, 2006). Moreover, the Staff has consistently allowed for the exclusion of stockholder proposals as substantially implemented where a company already has policies and procedures in place relating to the subject matter of the proposal. See, *e.g.* Letter regarding *The Gap, Inc.* (March 16, 2001) (proposal calling for report on suppliers' child labor practices was excludable as substantially implemented by company's code of vendor conduct posted on its website); Letter regarding *ConAgra Foods, Inc.* (July 3, 2006) (proposal calling for report on company policies and practices relating to long-term social and environmental sustainability was excludable as substantially implemented by prior publication of corporate responsibility report on company's website). In addition, the Staff has allowed for the exclusion of stockholder proposals that requested a board examination where the company's management produced a report that substantially implemented the proposal. See Letters regarding *Wal-Mart Stores, Inc.* (March 10, 2008) and *Alcoa Inc.* (February 3, 2009) (proposals calling for board of directors to prepare report on actions company could take to reduce its impact on global climate change were substantially implemented by annual sustainability report prepared by company).

Based on the considerations discussed above, AT&T believes that the Current Proposal may be omitted from its proxy materials pursuant to Rule 14a-8(i)(10) because it has already developed, implemented and made publicly available a comprehensive policy position on net neutrality and supplemented the policy position with numerous official, publicly available statements about important policy considerations relating to the net neutrality issue. Moreover, these statements will be supplemented by a comprehensive submission to the FCC in January. These actions taken by the Company "compare favorably with the guidelines of the proposal" and substantially address the matters that lie at the heart of the Current Proposal.

* * * * * * * * * *

For the reasons set forth in this letter, we respectfully request the Staff to confirm that the Company may omit the Current Proposal from its 2010 proxy statement and proxy card in reliance on either or both of items (i)(7) and (i)(10) of Rule 14a-8. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,



David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Paul Wilson
General Attorney
AT&T Inc.

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corp.

Aditi Mohapatra
Calvert Asset Management Company, Inc.

NY12528:405901.9

Annex A
Stockholder Proposal

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

November 9, 2009

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

To Whom It May Concern:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management. We currently manage about $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file, on behalf of one of our clients, the enclosed shareholder resolution at AT&T, Inc. (T). This resolution is submitted for inclusion in the 2010 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of T common stock acquired more than one year prior to this date. Our client will remain invested in this position through the date of the 2010 annual meeting. Enclosed please find verification of ownership and other documentation which addresses rule 14a-8. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

Please direct any communications to myself at 2940 SE Woodward Street, Portland, OR 97202, via fax at 928-222-3362, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.-com.

We appreciate your attention to this matter.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

Enclosure

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538



A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like AT&T forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

In October 2009, AT&T's Senior Executive Vice President - External and Legislative Affairs wrote to all U.S. based managers. After rightly noting the importance of the Internet for economic and job growth, he encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet." In contrast, Qwest's CEO has told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that AT&T is the most active lobbyist on these issues.

AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at AT&T, Inc..

I am the beneficial owner of 300 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2010.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Jane Brown
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

11/2/09.
Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 9, 2009

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Re: Jane Brown/Schwab Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern,

This letter is to confirm that Charles Schwab & Company holds as custodian for the above account more than $2,000 (two thousand dollars) worth of common stock in AT&T Inc. (T). These shares have been held continuously for at least one year prior to and through today's date.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes
Senior Relationship Specialist
Charles Schwab Advisor Services


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda [illegible]
301.951.4800 / www.[illegible]

November 9, 2009

Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Sir or Madam,

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Index Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, the Calvert Social Index Fund has held these securities continuously for at least one year, and it is Calvert's intention that the Fund continue to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Calvert Social Index Fund, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, we are filing the enclosed resolution requesting that the Board of Directors' Public Policy Committee prepare a report discussing challenges presented by the free and open Internet issue.

We understand that Jonas Kron on behalf of Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between the Corporation and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mr. Kron as it relates to the proposal. In this regard, please direct any correspondence to Aditi Mohapatra, at 301-961-4715, or contact her via email at aditi.mohapatra@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Aditi Mohapatra, Sustainability Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like AT&T forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

In October 2009, AT&T's Senior Executive Vice President - External and Legislative Affairs wrote to all U.S. based managers. After rightly noting the importance of the Internet for economic and job growth, he encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet." In contrast, Qwest's CEO has told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that AT&T is the most active lobbyist on these issues.

AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.